December 31, 2013

Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Nolan McWilliams

Re:	The Grilled Cheese Truck, Inc.
Draft Registration Statement on Form S-1
Submitted September 30, 2013
CIK No. 0001497647

Dear Mr. McWilliams:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 25, 2013, regarding the Company’s Draft Registration Statement on Form S-1(the “Registration Statement”), submitted on September 30, 2013. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Given the amount of common stock registered for resale relative to the number of outstanding shares held by non-affiliates and your disclosure on page 73 that five selling stockholders are broker-dealers or affiliates of broker-dealers, it appears that this is an "indirect primary offering" for the purposes of your eligibility to rely on Rule 415(a)(1)(i). Please revise throughout by fixing the offering price of the securities for the duration of the offering and identifying the selling stockholders as underwriters. Alternatively, please provide an analysis why you believe this is not an indirect primary offering. Your analysis should address the following points as well as any other factors you deem relevant:
•	how long the selling stockholders have held the securities;
•	the circumstances under which the selling shareholders received the securities;
•	the selling shareholders' relationship to the issuer;
•	the amount of securities involved;
•	whether the sellers are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 214.02.

In response to the Staff’s comment, please note that we do not believe that this offering is an indirect primary offering. We will address each of the Staff’s statements in turn.

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With respect to the Staff’s statement that “given the amount of common stock registered for resale relative to the number of outstanding shares held by non-affiliates…it appears that this is an ‘indirect primary offering’”, we note that we have reduced the number of shares being registered by our affiliates by 4,675,000 shares. As a result of this reduction, the total number of shares being registered on behalf of our affiliates (including the immediate family of our affiliates) has been reduced to approximately 34% of the number of outstanding shares on a fully-diluted basis. Furthermore, our affiliates have generally held their shares for greater than one year and have held them for investment purposes with no intent to distribute their shares. Given the reduction in the number of shares being registered by affiliates, the amount of time that our affiliates have held their shares, and the fact that our affiliates did not receive their shares with a view toward distribution, we believe that this offering is not an indirect primary offering.

With respect to shares being registered to non-affiliates, we note that a majority of our non-affiliated stockholders, note holders and warrant holders were issued securities pursuant to offerings that occurred over one year ago. In particular, our July 9, 2012 bridge financing included 16 investors, our August 27, 2012 private placement included 62 investors and our September 20, 2012 bridge financing included 4 investors. Each of these security holders has held their securities for investment purposes with no intent to distribute their securities. In addition, our non-affiliated stockholders, note holders and warrant holders that participated in our 2012 private placement which closed in April 2013 (15 investors) and our 2013 private placement which closed in June 2013 (3 investors) have held their securities for nine months and six months respectively with no intent to distribute their securities. Given the amount of time that these non-affiliates have held their shares and the fact that they did not receive their shares with a view toward distribution, we believe that this offering is not an indirect primary offering.

With respect to the Staff’s statement that “given [that]… five selling stockholders are broker-dealers or affiliates of broker-dealers, it appears that this is an ‘indirect primary offering’”, we note as follows. Of the five selling stockholders described in our initial draft Registration Statement as broker-dealers or affiliates of broker-dealers, only three such selling stockholders actually are, or are affiliated with, a broker-dealer. In the interim period since our initial filing, we determined that (i) Peter Goldstein is no longer a licensed broker having relinquished his license in September 2013 and (ii) Grandview Capital Partners, Inc. is no longer a broker-dealer having relinquished its office of supervisory jurisdiction with Blackwall Capital Markets, Inc., a registered broker-dealer, on September 9, 2013. The three remaining selling stockholders that either are, or are affiliated with, a broker-dealer are Blackwall Capital Markets, Inc., General Wesley Clark and William Corbett. We will discuss each in turn.

Blackwall Capital Markets, Inc. (“Blackwall”): Blackwall, a registered broker-dealer, was issued two warrants for its services as a placement agent in two of the Company’s private placement offerings in 2013. The first warrant was issued in April 2013 for 15,000 shares in connection with our offering that closed on April 18, 2013. The second warrant was issued in June 2013 for 7,000 shares in connection with our offering that closed on June 21, 2013. Aside from the fact that Grandview Capital Partners, Inc. (founded by Peter Goldstein, our President) was an “OSJ” with Blackwall, we have no affiliation with Blackwall. Given that Blackwall is no longer affiliated with any of our affiliates and given that the 22,000 warrant shares being registered on behalf of Blackwall constitute only 0.12% of the total shares being registered pursuant to this offering, we do not believe that Blackwall is acting as a conduit for us in the sale of our securities.

General Wesley Clark (“General Clark”): General Clark, our Vice Chairman of the Board of Directors and Officer of Senior Veterans Advisor, was issued warrants to purchase 1,700,000 shares pursuant to an advisory agreement dated August 15, 2012 and an amendment to such advisory agreement dated September 6, 2013, both with Wesley K. Clark & Associates, LLC. Of the 1,700,000 warrant shares held by General Clark, only 500,000 are currently exercisable. The remaining 1,200,000 warrant shares only become exercisable upon certain milestones of the Company. The 500,000 warrant shares that are currently exercisable represent approximately 2.84% of the total shares being registered pursuant to this offering. Given that only a portion of General Clark’s warrants are currently exercisable and that such warrant shares only constitute 2.84% of the shares being offered, we do not believe that General Clark is acting as a conduit for us in the sale of our securities.

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William Corbett (“Corbett”): Mr. Corbett holds 150,000 shares which were issued pursuant to a consulting agreement whereby Mr. Corbett acted as an advisor to the Company. Mr. Corbett’s shares represent 0.85% of the total shares being registered pursuant to this offering. Given that Mr. Corbett acted an advisor to the Company and that Mr. Corbett’s shares represent less than 1% of the shares being offered, we do not believe that Mr. Corbett is acting as a conduit for us in the sale of our securities.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 1 05 (a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We hereby advise the Staff that we have not provided any potential investors with written communications with respect to this offering in reliance on Section 5(d) of the Securities Act. The Staff is advised that in the event that we elect to provide potential investors with such written communications, we will provide copies of such written communications as soon as practicable. We will further ensure that investors will not retain copies of such materials and that no research reports regarding the Company will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering.

3.	Please disclose the information required by Item 102 of Regulation S-K. In this regard, we note that you lease a warehouse facility in Gardena, California.

In response to the Staff’s comment, the information required by Item 102 of Regulation S-k has been disclosed in the Registration Statement on page 11.

4.	Please disclose the information required by Item 407(a) of Regulation S-K.

In response to the Staff’s comment, the information required by Item 407(a) of Regulation S-K has been disclosed in the Registration Statement on page 51.

5.	Prior to pricing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

In response to the Staff’s comment, prior to pricing and distribution of the preliminary prospectus, we will provide you with mock-ups of any pages that include additional pictures or graphics to be presented.

6.	Please confirm to us that you depict only your products or employees in the graphics included in the filing.

In response to the Staff’s comment, we have removed all non-conforming graphics and confirm to you that we depict only our products and/or employees in the graphics included in the Registration Statement.

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7.	Please remove the inserted graphic "the price is right" from the bottom picture on the second page of graphics included in your filing.

In response to the Staff’s comment, the picture containing the graphic “the price is right” has been removed from the Registration Statement.

8.	Please substantiate your claim that you use or have "high quality" menu, "high quality" alternative, "high quality" products, "high quality" ingredients, "top quality" ingredients, and "high quality" grilled cheese sandwiches and clarify what makes your products and ingredient "quality," such as whether you only use "fresh ingredients" and organic products. Alternatively, please revise your disclosure.

In response to the Staff’s comment, we have revised our disclosure throughout the Registration Statement to remove references to “high” quality menu, products and ingredients and to incorporate additional disclosure regarding the use of fresh ingredients when available.

9.	Please file the following agreements as exhibits to your registration statement or tell us why you believe an agreement is not material to you or you are not otherwise substantially dependent upon the agreement:

•	Placement Agent Termination Agreement on page 8;
•	Stock purchase agreement with Trilogy Capital Partners, Inc. on page 9;
•	Standard catering agreement on page F -6; and
•	Vehicle and Maintenance Agreement on page F-12.

In response to the Staff’s comment, we will file each of the Placement Agent Termination Agreement, the Standard Catering Agreement and the Vehicle and Maintenance Agreement as exhibits 10.28, 10.29, 10.30 and 10.31 respectively with our next submission. The Stock Purchase Agreement with Trilogy Capital Partners, Inc. has been incorporated by reference as Exhibit 10.2 to that certain Annual Report on Form 10-K filed April 16, 2012.

10.	Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the financial statements have been updated to comply with Rule 8-08 of Regulation S-X and reflected in the F pages to the Registration Statement.

11.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form S-1 registration statement.

In response to the Staff’s comment, pursuant to the SEC’s “Jumpstart Our Business Startups Act” FAQ, a confidential submission of a draft registration statement is not required to include the consent of auditors and other experts, as it is not filed with the SEC.

Prospectus Summary, page 3

12.	Please revise the Summary section by presenting a balanced discussion of the material aspects of your business, rather than highlighting only positive aspects of your business. In this regard, please disclose in the summary and business sections your net losses in the most recent audited period and for the most recent interim period and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

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In response to the Staff’s comment, we have revised the Summary and Business Sections beginning on pages 2 and 37, respectively, to present a balanced discussion of the material aspects of our business, including disclosure of our net losses in the most recent audited period and for the most recent interim period and that our auditors has express substantial doubt regarding our ability to continue as a going concern.

Our Company, page 3

13.	Please substantiate your statement that "the grilled cheese sandwich is the epitome of comfort food." In the alternative, revise to state as your belief.

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to remove references that the grilled cheese sandwich is the “epitome” of comfort food.

14.	Please disclose who listed you as "one of the best sandwiches in the country."

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 41 to include references regarding who identified our food trucks as having “one of the best sandwiches in the country.”

Truck Economics, page 3

15.	Please clarify whether the cost to buy or lease a truck is included in the $25,000 average cost to commence operating a company truck. If the cost to lease or buy a truck is not included, please provide an estimate of this expense as well.

In response to the Staff’s comment, the disclosure on pages 2 and 39 has been revised to clarify that the $25,000 only covers the costs in connection with obtaining a franchise. Additional disclosure has been included to identify other projected estimated costs, including the cost to lease or buy a truck.

16.	Please balance your disclosure in this paragraph by disclosing that there is no guarantee that these results are predictive of future results given that you anticipate a substantial expansion relying on a franchise-based model.

In response to the Staff’s comment, we balanced the disclosure in this paragraph on page 2 of the Registration Statement by disclosing that there is no guarantee that the results disclosed in such paragraph are predictive of future results given that we anticipate a substantial expansion that relies on a franchise-based model.

17.	Additionally, please explain how sales per square foot is a meaningful measure relevant to an understanding of the economics of food trucks or remove this disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement to explain how sales per square foot is a meaningful measure relevant to an understanding of the economics of food trucks.

Strategy, page 4

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18.	Please explain your statement that your "trucks are designed to encourage a fun and casual dining experience," as it appears that customers buy your food and return to their homes or offices to eat the food purchased. Revise similar disclosure on page 39.

In response to the Staff’s comment, on pages 3 and 38 of the Registration Statement, we have revised our disclosure to explain how our trucks are designed and intended to create a social atmosphere for customers who desire to dine at the truck as opposed to buying the food and returning to their homes or offices.

Our Expansion Strategy, page 5

19.	Please revise this section to list your existing markets and state how many trucks you operate in each market. In addition, please revise here and on page 40 to state that there is no guarantee that you will increase the number of trucks to 100 trucks within 12 months from the effective date of the registration statement and balance this discussion by briefly describing the obstacles to implementing your expansion strategy.

In response to the Staff’s comment, we have revised our disclosure on pages 4 and 39 to disclose our existing markets and to state how many trucks we operate in each market. Further, we have included additional disclosure on such pages to state that there is no guarantee that we will increase the number of trucks to 100 trucks within 12 months from the effective date of the registration statement and balanced the discussion by briefly addressing obstacles to implementing our expansion strategy.

Disposition of Certain Assets, page 6

20.	Please revise to update information about the transaction set to close on October 1, 2013 or advise. In addition, if the truck rental lease agreement is a material agreement, please file it as an exhibit to your registration statement and describe its material terms.

In response to the Staff’s comment, information regarding the transaction set to close on October 1, 2013, has been revised and updated to reflect the November 13, 2013 closing of the transaction. Further, the terms of the Truck Rental Lease Agreement have been orally agreed to as substantially disclosed in the Registration Statement and a form of the Truck Rental Lease Agreement will be provided once available.

Risk Factors, page 13

21.	We note your disclosure that the "risks and uncertainties described below are not the only ones facing [you]." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

In response to the Staff’s comment, we have removed the disclosure on page 13 of our initial draft stating that the “risks and uncertainties described below are not the only ones facing [you]” and discussed all material risks in this section.

Our independent auditors have expressed substantial doubt page 13

22.	We note your disclosure that your ability to continue as a going concern "will be determined by [your] ability to obtain additional funding in the short term." Please revise to disclose whether you have taken any steps to seek additional funding and that there is no guarantee that you will be able to obtain additional funding.

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In response to the Staff’s comment, we have revised our disclosure on page 2 and 28 of the Registration Statement to disclose that we have taken steps to seek additional financing and that there is no guarantee that we will be able to obtain additional funding.

Increases in labor costs could slow or harm our business, page 20

23.	We note your disclosure regarding "potential impact of union organizing efforts in the countries in which [you] operate." Please revise this disclosure because it appears that you only operate in the United States.

In response to the Staff’s comment, we have revised our disclosure to only reference potential impact of union organizing efforts in the states within which we operate in the United States.

As an "emerging growth company" under applicable law, page 24

24.	We note the disclosure on page 24 which indicates that as an emerging growth company, you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please state in your risk factor that as a result of this election, your financial statements may not be comparable to companies that comply with the effective dates for public companies. Similar disclosures should also be provided in MD&A.

In response to the Staff’s comment, the risk factor on page 23 indicating that we qualify as an emerging growth company has been revised to state that as a result of this election, our financial statements may not be comparable to companies that comply with the effective dates for public companies. Similar disclosure has been provided in the MD&A section on page 28

Management's Discussion and Analysis of Financial Condition, page 29

Overview, page 29

25.	We note your statement that you have a "robust fan base of just over 113,000 followers on Twitter and Facebook." Please advise and revise as necessary to explain if these numbers reflect total or active followers and briefly explain how this metric is relevant to an evaluation of your results of operations. Also address how recent your Twitter and Facebook followers statistics are.

In response to the Staff’s comment, we have revised our disclosure on pages 28 and 37 of the Registration Statement to explain that the number of followers reflect total followers and briefly explain how this metric is relevant to an evaluation of our results of operations.

26.	We note that you have company operated trucks and licensed trucks. Please revise to explain here and on page 40 the differences in operations for these two types of trucks and whether you generate different types of revenues from each truck type. In addition, please clarify whether you own the company operated trucks or the licensed trucks.

In response to the Staff’s comment, we have revised the disclosure on pages 28 and 39 of the Registration Statement to explain the differences in operations for the company operated trucks and licensed trucks and the different types of revenue generated from each truck

Liquidity and Capital Resources, page 36

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27.	Please discuss the changes in your cash flows from operating, investing, and financing activities during the years ended December 31, 2012 and 2011.

In response to the Staff’s comment, we have revised the disclosure on page 34 to discuss the changes in our cash flows from operating, investing and financing activities during the years ended December 31, 2012 and 2011.

Critical Accounting Policies, page 37

28.	We note that detailed critical accounting policies are not included in your Form S-1, nor your Form 10-K for the year ended December 31, 2012. Please include a discussion of your critical accounting policies in a level of detail with that provided in the Report on Form 8-K filed on October 24, 2012 in connection with your reverse merger transaction.

In response to the Staff’s comment, a detailed discussion of the Company’s critical accounting policies have been provided on page 35 in the Form S-1.

29.	We note the disclosure regarding the issuance of stock options in Note 15 on page F -19. In this regard, please revise your critical accounting policies section of MD&A to disclose any option grants during the twelve month period preceding the expected public offering date, including a discussion of the following:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
•	A discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated selling price for shares in the offering. These disclosures should generally include significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and the selection of valuation techniques employed. Such disclosures should be provided for each period in which fair value was estimated.

In response to the Staff’s comment, we have revised our critical accounting policies section of the MD&A on page 35 of the registration statement to disclose option grants during the twelve month period preceding the expected public offering date, including a discussion of the factors in determining fair value and factors contributing to the difference between the fair value as of each grant date and estimated selling price for the shares in the offering.

The fair value of the Company’s common stock was determined based upon valuation performed by management, which took into consideration, where applicable, previous financings , market participant inputs, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors.

In particular, the fair value of the Company’s common stock was adjusted when we closed our first private placement in April 2013 and again when we closed our second private placement in June 2013. The fair value of our common stock was further adjusted when we issued options in September 2013 following our geographic expansion into Texas, an increase in the number of trucks in our arsenal and potential for master franchise sales, an increase in our marketing activities, the hiring of new employees, the purchase of certain assets and our entry into an agreement with the American Food Truck Group.

Business, page 38

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30.	We note your disclosure on page F -17 that your two suppliers (Suppliers A and B) accounted for 16% and 7% of your cost of goods sold for six months ended June 30, 2013 and 23% and 12% for six months ended June 30, 2012. We also note your disclosure on page F-23 for 2012 and 2011 fiscal year end that lists significant percentages of cost of goods sold for three suppliers (Suppliers A, B and C). Please revise your business section to identify your significant suppliers and discuss what type of agreements you have with your significant suppliers. If you are dependent on sole- or single-source suppliers for your products, please identify those suppliers and the products or components supplied. If applicable, please also include risk factor disclosure. Refer to Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, we have revised our business section on page 42 of the Registration Statement to identify our significant suppliers, the types of agreements we have with such suppliers and our dependency on such suppliers. In addition we have updated our disclosure in the footnote to accurately disclose the Suppliers on pages F-22 and F-44.

Veterans Ownership Opportunity, page 41

31.	Please describe in greater detail the steps you have taken and need to take and the estimated budgets and milestones to implement your strategy to focus on veterans for your first 100 mobile truck franchises. Discuss the scope of and timeframe for implementation of the training, management, and ownership program you reference on page 40 and discuss the methods you anticipate utilizing to assist prospective franchisees to secure financing to acquire a franchise.

In response to the Staff’s comment, we have included disclosure on page 39 of the Registration Statement to explain the steps that have already been taken regarding the veteran franchise program and, once we have implemented our franchise model, we will focus on establishing budgets and milestones to implement our strategy to focus on veterans for the first 100 mobile truck franchises, including the scope and timeframe for implementation of the training, management and ownership program.

Hub and Spoke, page 41

32.	Please discuss in greater detail "hub-and-spoke" strategy. Include in your revised disclosure a discussion of the economics of the "hub-and-spoke" system with franchised food trucks you envision, describe the characteristics of this operating format that contribute to its use in "similar" industries, and explain how your model is designed to achieve these characteristics in light of your business model and size.

In response to the Staff’s comment, we revised the disclosure on page 40 of the Registration Statement to include disclosure regarding that given the preliminary stages of the company, we have not yet established the economics of the hub-and-spoke system on a scaled model applicable to our potential franchisees. Further, we included additional disclosure regarding the characteristics of this operating format that contribute to its use in “similar” industries.

33.	Please discuss the effect that the royalty payment structure may have on the economics to you and to prospective franchisees under your proposed hub-and-spoke model. Also, please balance your statements regarding the economics of mobile trucks by disclosing that there is no guarantee that the royalty structure you ultimately establish will enable you or your franchisees to operate profitability.

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In response to the Staff’s comment, we have included disclosure on page 39 of the Registration Statement to state that due to our preliminary stages of operations, we have not yet established a royalty payment structure and the impact it may have on the economics to our company and our prospective franchises. We further included disclosure stating that there is no guarantee that the royalty structure we ultimately establish will enable our company or our franchisees to operate profitably.

Products, page 42

34.	We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Registration Statement to identify the types of awards that we have received and a brief explanation regarding the criteria of each award.

Competition, page 43

35.	Please revise this section to name your principal competitors. In addition, exclude information that depicts your competitors in a negative light.

In response to the Staff’s comment, we have revised the disclosure on page 42 of the Registration Statement to disclose who we believe to be our principal competitors and to exclude information that depicts our competitors in a negative light.

36.	Please disclose whether other food trucks sell their food at the same places and times as your trucks do. If so, briefly describe the number of trucks and the types of food they offer.

In response to the Staff’s comment, we have revised the disclosure on page 42 of the Registration Statement to disclose that, in certain instances, other food trucks sell their food at the same places and times as we do, including the number of trucks and types of food they offer.

Directors, Executive Officers and Corporate Governance, page 50

37.	We note that you have an interim chief executive officer and an interim chief financial officer. Please revise to explain why these executives hold interim positions and how long you expect them to continue in the interim positions.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Registration Statement to explain why the Chief Executive Officer and Chief Financial Officer hold interim positions and the duration which we expect for each of the officers to hold such interim positions.

38.	We note your disclosure on page 52 that “[f]rom June 2012 through August 2013, Mr. Devoraj served as Senior Vice President of Fixed Income at Southwest Securities from July 2001 to June 2012.” Please revise to include only one time period during which Mr. Devoraj served in this position or advise. Depending on your revision, please ensure that you provide five years of business experience for Mr. Devoraj.

In response to the Staff’s comment, Mr. Devaraj’s biography has been revised to accurately reflect his employment history.

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Executive Compensation, page 52

39.	We note that your summary compensation table includes option awards. Please disclose the information called for by Item 402(p) of Regulation S-K or advise.

In response to the Staff’s comment, we have updated the disclosure on page 56 of the Registration Statement to include the disclosure called for by Item 402(p) of Regulation S-K.

40.	We note your disclosure on page 54 that you have paid Mr. Lee a signing bonus of $80,000 in fiscal year 2012. You state, "we paid Mr. Lee a signing bonus of $80,000, of which $40,000 was paid and the remaining $40,000 was paid from the proceeds at the final closing of the 2012 Private Placement Offering." In your summary compensation table you only record $40,000 as the bonus paid to Mr. Lee. Please revise for consistency.

In response to the Staff’s comment, we have revised the Summary Compensation Table on page 52 and the related footnotes on page F-16.

Certain Relationships and Related Transactions and Director Independence, page 60

41.	For each of the related party transactions listed in this section, please revise to include the transaction's dollar amount.

In response to the Staff’s comment, we have revised each of the related party transactions listed in this section beginning on page 59 of the Registration Statement to include the transaction’s dollar amount.

42.	Please advise why you included a description of your employment agreements in the related party transaction section of the prospectus. If the parties to your employment agreements have no other agreements, transactions, or relationships with you, please consider deleting descriptions of your employment agreements from this section.

In response to the Staff’s comment, we have deleted descriptions of employment agreements in the related party transaction section of the Registration Statement beginning on page 59.

Selling Stockholders, page 67

43.	For each selling stockholder listed in your selling stockholders table that is not a natural person, please identify the natural person who has voting power and/or investment control.

In response to the Staff’s comment, for each selling shareholder listed in the selling stockholder table that is not a natural person, we have identified the natural person who has voting power and/or investment control over the securities.

44.	Please delete the words "we believe" from the second sentence in the second paragraph of this section.

In response to the Staff’s comment, the words “we believe” have been deleted from the second sentence in the second paragraph of this section on page 66.

Plan of Distribution, page 71

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45.	We note your disclosure on page 73 that "[o]ther than Peter Goldstein, Blackwall Capital Markets, Inc., General Wesley Clark, Grandview Capital Partners, Inc. and William Corbett, to our knowledge, no selling stockholder is a broker-dealer or any affiliate of a broker-dealer." Please remove the knowledge qualifier from this sentence and state whether the above referenced entities and individuals are broker-dealers or affiliates of broker-dealers.

In response to the Staff’s comment, we have revised the disclosure on page 72 of the Registration Statement to remove the knowledge qualifier and to state whether the referenced entities and individuals are broker-dealers or affiliates of broker-dealers. In particular, we revised page 72 to reflect that Peter Goldstein and Grandview Capital Partners, Inc. are no longer broker-dealers or affiliates of broker-dealers. Reference is made to Comment 1 for further explanation.

Holders, page 73

46.	We note your disclosure that you have 88 record holders of common stock. You have listed more than 88 selling shareholders on page 67, however. Please revise for consistency.

In response to the Staff’s comment, we believe that the disclosure stating that there are 88 record holders of common stock is accurate. Although the selling shareholder table on page 66 indicates that there are more than 88 selling shareholders, not all of the individuals listed in the selling shareholder table currently hold shares of common stock. Certain individuals and/or entitles identified in the selling shareholder table do not currently hold shares of common stock, but are entitled to receive shares of common stock upon exercise of certain securities, such as promissory notes and warrants.

June 30, 2013 Financial Statements, page F-l

47.	Given the significant changes in your stockholders equity that have occurred from December 31, 2012 through June 30, 2013, please revise your interim financial statements to include a statement of changes in stockholders equity for the six month period ended June 30, 2013.

In response to the Staff’s comment, we have included the statement of changes in stockholders equity (Page F-4) for September 30, 2013 (in compliance with Rule 8-08 of Regulation S-X we did not include the June 30, 2013 statement of changes in stockholders equity).

Notes to Unaudited Condensed Consolidated Financial Statements, page F-4

9. Warrants, page F -10

48.	We note from your disclosure on pages 10, 11, 54, and 56 of the draft registration statement that a number of warrants may be exercised on a cashless basis. Given your statement on page 28 that you may receive proceeds from the exercise of warrants up to $13,614,800, please revise your June 30, 2013 and December 31, 2012 notes to the financial statements to disclose the terms under which your outstanding warrants may be exercised on a cashless basis.

In response to the Staff’s comment, we have updated the language in the footnotes on pages F-13, F-15, F-16, F-17, F-21, F-37, F-38, F-42 to disclose which warrants are cashless. In compliance with Rue 8-08 of Regulation S-X we have revised and included the September 30, 2013 financial statements and not the June 30, 2013 financial statements

49.	Please reconcile the number and terms of the warrants to purchase 287,500 shares of common stock at $2.40 per share and the warrants to purchase 64,500 shares of common stock at $2.40 per share issued on April 18, 2013 and June 21, 2013, respectively, as disclosed on page F-12 of the interim financial statements with the warrants to acquire 287,500 shares of common stock at $1.20 per share and the warrants to purchase 352,000 shares of common stock at $1.20 per share issued on April 18, 2013 and June 21, 2013, respectively, as disclosed on page F-25 of the audited financial statements. Please reconcile and revise these disclosures as necessary.

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In response to the Staff’s comment, we have updated the disclosure on page F-46 to accurately reflect the transaction in question.

15. Subsequent Events, page F-18

50.	Please tell us how you plan to account for the asset purchase agreement that you entered into with Hook & Ladder Draught House during August 2013. As part of your response and your revised disclosures, please clearly explain whether the agreement represents the purchase of a business or the purchase of assets pursuant to the guidance in ASC 805-1025 and explain the basis or rationale for your conclusions. To the extent the transaction represents the acquisition of a business, please provide the purchase price allocation in your next amendment, if available. Your response and your revised disclosure should also identify any items for which the purchase price is considered preliminary and the date when you expect the determination of these amounts to be finalized. Furthermore, please tell us and revise Note 15 to disclose how you determined the fair value of the 500,000 shares issued in connection with the asset purchase agreement and the warrants to purchase up to 250,000 shares of stock. We may have further comment upon receipt of your response.

In response to the Staff’s comment the assets purchased were fixed assets, equipment and vehicles, totaling $543,439 and intellectual property valued at $138,944. In addition the Company assumed a liability totaling $53,390 for a finance arrangement relating to the purchase of a vehicle. The intellectual property is being amortized over the estimated life of the asset of four years. Furthermore, in total, the value of the common shares issued were $500,000 and the value of the warrants issued were $128,993 for total consideration of $628,993.The common shares are valued at $1 per share based on value of shares as stated on 2013 Private Placement Offering which closed on April 18, 2013. In addition the Company issued the seller warrants to purchase 250,000 shares of Common Stock at an exercise price of $1.00 per share. The Company valued the warrants at $128,993 using the Black-Scholes option pricing model. The assumptions used to calculate the value of the warrants were the stock price/strike price of $1.00, term of 3 years, risk free rate of 0.60% and volatility of 80%.

The Company believes the purchase was an Asset Purchase and not a Business Combination as defined in ASC 805-10-55. The Company has not purchased the “process” as defined which in turn does not create or lead to “outputs” as defined.

51.	In a related matter, we note from page 6 that GCT-TX agreed to issue to the owner of Hook & Ladder, Deepak Deveraj, 20% of its issued and outstanding Class A membership units. We further note from page 6 that GCT-TX is an affiliate of you. In this regard, please tell us your relationship with GCT-TX, including when such entity was formed, the percentage ownership you hold, and how you account for such ownership in your financial statements. Also, please explain how the issuance of the Class A membership units by GCT-TX will be accounted for in your financial statements, as applicable.

In response to the Staff’s comment, we have updated the disclosure on pages 5 and F-22 to accurately reflect that GCT-TX is not an affiliate of the Company (even though GCT-TX holds a convertible promissory note and a warrant which are convertible/exercisable into an aggregate of approximately 13% of the Company’s currently outstanding common stock assuming they are the only holder to convert/exercise their securities). The Company does not hold any equity interest in GCT-TX and accordingly, we do not account for ownership in GCT-TX. While Deepak Devaraj, a director of the Company, owns 20% of the membership interests in GCT-TX, he is a minority interest holder and is not a managing member of GCT-TX. Because of the foregoing, we have revised our disclosure to reflect that GCT-TX is a licensee of the Company.

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52.	In addition, please tell us and revise the notes to your financial statements to disclose how you plan to value and account for the options issued to Deveraj in connection with the employment agreement.

In response to the Staff’s comment, The Company granted 1,000,000 options in September 2013, as follows: (i) 250,000 options with an exercise price of $2.00 per share (ii) 250,000 options with an exercise price of $3.00 per share (iii) 250,000 options with an exercise price of $4.00 per share, and (iv) 250,000 options with an exercise price of $5.00 per share. Each of the options are exercisable for a term of 10 years. These were the only options granted during the nine months ended September 30, 2013.

The fair value of the options granted during the nine months ended September 30, 2013 are based on the Black Scholes Model using the following assumptions: the stock price/strike price of $1.00, term of 10 years, risk free rate of 0.03% and volatility of 80%.

Other

53.	Please revise the notes to your financial statements to include the following disclosures for any stock options granted during the twelve month period preceding the latest balance sheet presented in the registration statement:

•	For each grant, the number of options granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.
•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
•	If the valuation specialist was a related party, a statement disclosing that fact.

Refer to the guidance outlined in paragraphs 14.12 and 14.13 of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In response to the Staff’s comment, we have updated the disclosure on page F-18 for footnote 12.

Prospectus Back Cover Page

54.	Please revise the back cover page of the prospectus to delete the second full paragraph starting with “[a]dditional risks and uncertainties.”

In response to the Staff’s comment, the back cover page of the prospectus has been revised to delete the second full paragraph starting with “[a]dditional risks and uncertainties.”

Part II

Item 15. Recent Sales of Unregistered Securities, page 11-3

55.	Please identify the parties to the bridge financing you completed on July 9, 2012 and September 20, 2012 described on page 11-4.

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In response to the Staff’s comment, we have revised the disclosure to identify the number of investors in the bridge financings completed on July 9, 2012 and September 20, 2012, respectively, on pages 8 and II-4 of the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page 11-5

56.	Please revise the footnotes to your exhibits index to specify exhibit numbers of your prior filings incorporated by reference.

In response to the Staff’s comment, the footnotes to the exhibits index have been revised to specify exhibit numbers of our prior filings incorporated by reference.

Signature, page 11-8

57.	Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

In response to the Staff’s comment, the signature page has been revised to have the principal accounting officer sign the registration statement in his individual capacity.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee

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